April 9, 2013

Alberta Securities Commission
Suite 600, 250–5th St. SW
Calgary, Alberta, T2P 0R4

BF Borgers CPA, PC
2727 Bryant St., Ste 104
Denver, CO 80211

Subject: Notice of Change of Auditor – Viosolar, Inc. (the “Corporation”)

Dear Sirs/Mesdames:

I have been presented with a letter of termination as auditor of the Corporation, effective March 27, 2013.  I have been advised that the accounting firm of BF Borgers CPA, PC was appointed auditor effective March 27, 2013.  I have reviewed the Notice of Change of Auditors dated April 9, 2013 (the “Notice”) from the Corporation, delivered to us pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations.  Based on my knowledge as at the date hereof, I hereby confirm my agreement with each of the statements contained in the Notice.

Yours truly,

ABBM Group, Ltd LLP

Per: /s/ ABBM Group, Ltd. LLP
Authorized Signatory